Phone:	(212)885-5205
Fax:	(917)332-3033
Email:	ajanell@blankrome.com

September 15, 2016

VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C. 20549
Attention: Asen Parachkevov
Re:	Cornerstone Strategic Value Fund, Inc. Registration Statement on Form N-2 File Numbers: 333-212953 and 811-05150
Dear Mr. Parachkevov:
On behalf of Cornerstone Strategic Value Fund, Inc. (the “Fund”), this letter is in response to the comment received telephonically on September 15, 2016, from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s Pre-Effective Amendment No. 1 filed on Form N-2/A on September 14, 2016 to its registration statement filed on Form N-2 on August 5, 2016 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The filing was made for the purpose of registering non-transferable rights (“Rights”) to be issued to shareholders of the Fund to purchase new shares of the Fund (“Shares”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s response.
1.	Please revise the annual expense number in the Example to be identical to the Total Annual Expenses number in the Fund’s Fee Table. Please revise the Example if necessary.

RESPONSE: The Fund will correct the annual expense percentage that is stated in the lead-in sentence of the Example in its definitive prospectus that will be filed under Rule 497 after the Fund is declared effective. The Example in the Registration Statement is correct as the dollar amounts for 1, 3, 5 and 10 years were calculated using the Total Annual Expense percentage stated in the Fund’s Summary of Fund Expenses.
* * * * * *

The Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and
•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Allison H. Janell
Allison H. Janell

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